

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Deepika Vuppalanchi
Chief Executive Officer
Syra Health Corp
1119 Keystone Way N. #201
Carmel, IN 46032

> **Re: Syra Health Corp**
> **Registration Statement on Form S-1**
> **Filed May 4, 2023**
> **File No. 333-271622**

Dear Deepika Vuppalanchi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 4, 2023

Dilution, page 32

1. We note that historical net tangible book value represents the amount of your total consolidated tangible assets, less the amount of your total consolidated liabilities. It appears that your historical net tangible book value calculations include deferred offering costs of $596,118 per the consolidated balance sheet as of December 31, 2022. Please revise your net tangible book value calculation to exclude deferred offering costs. Additionally, we note that you provide certain dilution and share amounts for only Class A. Please revise to present Class A and B common stock together.

Deepika Vuppalanchi
Syra Health Corp
May 18, 2023
Page 2

Financial Statements, page F-1

2. You appear to have restated your financial statements as of and for the year December 31, 2021. Please revise your disclosures to comply with ASC 250.

Report of Independent Registered Public Accounting Firm, page F-2

3. We note you have changed auditors. Please provide the disclosure required by Item 304 of Regulation S-K. Refer to Item 11(i) of Form S-1.

General

4. We note that you "have granted the underwriters a 45-day option, exercisable one or more times in whole or in part, to purchase up to 300,000 additional shares of Class A common stock and/or Warrants . . . ." However, footnote (3) to the filing fee table indicates that the securities included in the overallotment option are Units. Please clarify whether the overallotment includes the option to purchase Units as opposed to the option to purchase shares and/or warrants. Please also clarify in your related disclosure in the prospectus and revise the fee table, if necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Fessler